UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2017

PENN NATIONAL GAMING, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	0-24206	23-2234473
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

825 Berkshire Blvd., Suite 200

Wyomissing, PA 19610

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (610) 373-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.                                        Entry Into a Material Definitive Agreement.

On December 17, 2017, Penn National Gaming, Inc. (“Penn”), Franchise Merger Sub, Inc., a wholly owned subsidiary of Penn (“Merger Sub”), and Pinnacle Entertainment, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Pinnacle, with Pinnacle continuing as the surviving corporation (the “Merger”).

In connection with the Merger, on December 17, 2017, Penn, Boyd Gaming Corporation (“Boyd”) and Boyd TCIV, LLC, a wholly owned subsidiary of Boyd (“Boyd Purchaser”), entered into a Membership Interest Purchase Agreement (the “Divestiture Agreement”), pursuant to which Boyd Purchaser will acquire the membership interests of certain Pinnacle subsidiaries (such subsidiaries, the “Divestiture Subsidiaries”) which operate the casinos known as Ameristar Casino Resort Spa St. Charles (Missouri), Ameristar Casino Hotel Kansas City (Missouri), Belterra Casino Resort (Indiana), and Belterra Park (Ohio) (the “Divestiture Transaction”).  At or prior to the completion of the Divestiture Transaction, Boyd Purchaser will enter into a “triple net” Master Lease (the “Boyd Master Lease”) with Gold Merger Sub, LLC (“Gold Merger Sub”), a subsidiary of Gaming and Leisure Properties, Inc. (“GLPI”), for the lease of the real property interests related to the operations of the acquired casinos.

To facilitate the transactions contemplated by the Merger Agreement and Divestiture Agreement, on December 17, 2017, Penn also entered into: (1) a Purchase Agreement (the “Belterra Park Real Estate Purchase Agreement”) with Gold Merger Sub, pursuant to which Gold Merger Sub will acquire the real estate associated with Pinnacle’s Belterra Park casino in Cincinnati, Ohio; (2) a Purchase Agreement (the “Plainridge Real Estate Purchase Agreement”) with Gold Merger Sub pursuant to which Gold Merger Sub will acquire the real estate associated with Penn’s Plainridge Park Casino in Plainville, Massachusetts, which real estate, at the closing of the transactions, will be leased to Pinnacle’s tenant subsidiary, Pinnacle MLS, LLC (“Pinnacle Tenant”), pursuant to an amendment (the “Pinnacle Amendment”) to the Master Lease, dated as of April 28, 2016, by and between Gold Merger Sub and Pinnacle Tenant (as amended, the “Pinnacle Master Lease”); (3) a Master Lease Commitment and Rent Allocation Agreement (“Rent Allocation Agreement”) with Boyd, Boyd Purchaser, GLPI and Gold Merger Sub, pursuant to which the parties thereto agreed to, among other matters, the allocation of rent to be paid by Boyd Purchaser and Pinnacle Tenant following consummation of the Divestiture Transaction under the Boyd Master Lease and the Pinnacle Amendment, respectively; and (4) a Consent Agreement with GLPI and certain of its wholly owned landlord subsidiaries (including Gold Merger Sub, PA Meadows, LLC, WTA II, Inc., CCR Pennsylvania Racing, Inc.) and Pinnacle and certain of its wholly owned tenant subsidiaries (including Pinnacle Tenant and PNK Development 33, LLC), pursuant to which Gold Merger Sub has provided its consent to the Divestiture Transaction (the “Consent Agreement” and, together with the Merger Agreement, the Divestiture Agreement, the Belterra Park Real Estate Purchase Agreement, the Plainridge Real Estate Purchase Agreement and the Rent Allocation Agreement, the “Transaction Documents”).

Merger Agreement

Subject to the terms and conditions set forth in the Merger Agreement, Penn will acquire Pinnacle for per share consideration consisting of (1) $20.00 in cash plus, if the closing of the Merger has not occurred on or prior to October 31, 2018, an additional $0.01 for each day during the period commencing on November 1, 2018 and ending on the date of the closing and (2) 0.42 of a share of Penn common stock for each share of Pinnacle common stock.

Each Pinnacle stock option and each other Pinnacle long-term incentive award, whether vested or unvested, that was granted before December 17, 2017 will vest as of the closing and be cancelled and converted into the right to receive the merger consideration in respect of each share of Pinnacle common stock underlying such award (less, in the case of stock options, the applicable exercise price).  Performance-based awards granted in 2016 will be settled based on actual performance, certain performance-based awards granted in 2017 will be settled assuming the applicable performance condition is satisfied, and the remainder of performance-based awards granted in 2017 will be settled assuming actual performance for 2017 and target performance for 2018 and 2019.  Performance conditions with respect to awards granted after the signing of the Merger Agreement will be deemed satisfied at target as of the closing.  Each such award granted after the signing of the Merger Agreement will vest as to the first tranche as of the closing and be settled for merger consideration; the balance of each such award will be assumed by Penn (and, in the case of performance-based awards, be converted into time-based awards) and vest subject to continued service with Penn.

The Merger Agreement contains customary representations and warranties from both Pinnacle and Penn, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business prior to the closing, (2) the use of reasonable best efforts to consummate the Merger, (3) holding a meeting of shareholders to obtain their requisite approvals in connection with the Merger and, subject to certain exceptions, to recommend that such approvals be provided and (4) obligations relating to the Divestiture Transaction, including Penn’s obligation to use its reasonable best efforts to complete the Divestiture Transaction and Pinnacle’s obligation to use reasonable best efforts to cooperate with and assist Penn in doing so.  The Merger Agreement also prohibits Pinnacle and Penn from soliciting competing acquisition proposals, except that, subject to customary exceptions and limitations, Pinnacle and Penn may, as applicable, provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of Pinnacle or Penn, as applicable, determines that such acquisition proposal would reasonably be expected to result in a superior proposal with respect to an alternative transaction.

Completion of the Merger is subject to certain conditions, including, among others, (1) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and receipt of the applicable state gaming approvals, (2) the absence of any governmental order or law prohibiting the consummation of the merger, (3) adoption of the Merger Agreement by holders of a majority of the outstanding shares of Pinnacle, (4) approval of the issuance of Penn common stock in the Merger by a majority of the votes cast at a meeting of Penn shareholders, (5) the effectiveness of the registration statement for Penn common stock to be issued in the merger and the authorization for listing of those shares on Nasdaq, (6) absence of a material adverse effect on either party, (7) the accuracy ofthe parties’ representations and warranties, subject to customary materiality standards and (8) material compliance of the parties with their applicable obligations under the Merger Agreement.

The Merger Agreement contains certain termination rights for both Penn and Pinnacle, including if (1) the Merger is not consummated by October 31, 2018 (which date may be extended under circumstances by Penn until January 15, 2019), (2) there is an injunction prohibiting the consummation of the Merger, (3) the approval of Penn’s shareholders or Pinnacle’s stockholders is not obtained, or (4) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied.  In addition, among other reasons, (a) a party may terminate the Merger Agreement in the event that the other party’s board of directors changes its recommendation in favor of the Merger and (b) Pinnacle may terminate the Merger Agreement under certain specified circumstances in order to accept a superior proposal in respect of an alternative transaction.

If the Merger Agreement is terminated in certain circumstances relating to changes in recommendation and (in Pinnacle’s case) entry into an alternative transaction, then the applicable party will be required to pay the other party a termination fee of $60 million.  In addition, Pinnacle will be obligated to make an expense payment of $30 million to Penn if the Merger Agreement is terminated because Pinnacle’s stockholders fail to adopt the Merger Agreement (creditable against any $60 million termination fee that may subsequently be paid by Pinnacle) and Penn will be obligated to make an expense payment of $60 million to Pinnacle if the Merger Agreement is terminated because Penn’s shareholders fail to approve the issuance of Penn shares in connection with the Merger.

The Merger Agreement also provides that Penn will be obligated to pay a termination fee of $125 million to Pinnacle if the Merger Agreement is terminated because the required regulatory approvals were not obtained and if the failure to close the Merger was not primarily due to the material breach by Pinnacle of certain representations and warranties or covenants.

Divestiture Agreement with Boyd

Subject to the terms and conditions of the Divestiture Agreement, Boyd Purchaser shall acquire the outstanding membership interests of the Divestiture Subsidiaries and acquire certain other assets and assume certain other liabilities of the businesses of the Divestiture Subsidiaries.

The base purchase price for the Divestiture Transaction is approximately $575 million, which is subject to an adjustment relating to the Divestiture Subsidiaries’ 2017 EBITDA (as defined in the Divestiture Agreement) and an adjustment for working capital, cash and indebtedness of the Divestiture Subsidiaries at closing and transaction expenses.

The parties’ obligation to consummate the Divestiture Transaction is subject to certain closing conditions, including: (1) the accuracy of the other party’s representations and warranties, subject to certain materiality qualifiers; (2) performance in all material respects by the other party of its obligations under the Divestiture Agreement; (3) receipt of requisite state gaming approvals; (4) (a) the Federal Trade Commission (“FTC”) having either accepted for public comment an Agreement Containing Consent Orders that includes a proposed Decision and Order that, if issued as a final order, would require Penn and Pinnacle to divest the operating assets of the Divestiture Subsidiaries to Boyd as an FTC-approved acquirer, or approved a petition to divest the operating assets of the Divestiture Subsidiaries to Boyd pursuant to an FTC order, or (b) any waiting period applicable to the Divestiture Transaction under the HSR Act having expired or been terminated; (5) the absence of any law or order prohibiting the Divestiture Transaction; and (6) the Boyd Master Lease having been executed in accordance with the terms of the Rent Allocation Agreement.

The Divestiture Agreement contains customary representations, warranties, covenants and termination rights for a transaction of this nature.  Following the closing, each of Boyd and Penn has agreed to indemnify the other party for certain losses, subject to specified limitations.

Pinnacle and Pinnacle Tenant will become parties to the Divestiture Agreement by signing a joinder immediately prior to the closing.

Real Estate Agreements

Consent Agreement.  Under the Consent Agreement, Gold Merger Sub has consented to the Divestiture Transaction, subject to the satisfaction or waiver of the conditions precedent to the Merger, the Divestiture Transaction and the Belterra Park real estate acquisition, and such transactions (as well as the Plainridge real estate acquisition) being capable of completion substantially simultaneously with the parties’ entry into the Boyd Master Lease and the Pinnacle Amendment, respectively. The Pinnacle Amendment will revise the Pinnacle Master Lease in order to remove the properties being divested to Boyd and to incorporate the Plainridge real estate. In addition, the Pinnacle Amendment will provide for an additional approximately $13.9 million of annual fixed rent in order to better align with current market conditions.  This $13.9 million of rent, as well as the $25 million of rent associated with the Plainridge real estate, will not be subject to adjustment and will be excluded from the calculation of the escalator in the Pinnacle Master Lease.

The consent provided in the Consent Agreement would also automatically apply to certain alternative transactions involving qualified replacement purchasers or hold-separate arrangements required by regulators with respect to the assets anticipated to be divested to Boyd.  In addition, the Consent Agreement includes provisions permitting the Merger and the Divestiture Transaction to proceed in the event the Plainridge real estate acquisition cannot be consummated, in which event Penn would be responsible for all amounts necessary to ensure the same economic effect to GLPI as if such acquisition had in fact closed.

The Consent Agreement also confirms that, in connection with the Merger, Penn, as the tenants’ parent company, will provide guarantees of the Pinnacle Master Lease and the lease between subsidiaries of GLPI and Pinnacle for the Meadows Casino and Racetrack in Pennsylvania, as contemplated by such leases in connection with certain change of control transactions.

Rent Allocation Agreement.  Pursuant to the Rent Allocation Agreement, Penn (through a subsidiary) and Gold Merger Sub have agreed to enter into the Pinnacle Amendment, and Boyd

Purchaser and Gold Merger Sub have agreed to enter into the Boyd Master Lease, subject to the satisfaction or waiver of the conditions precedent to the Merger, the Divestiture Transaction and the Belterra Park real estate acquisition and such transactions being capable of completion substantially simultaneously with entry into such leases.  Under the Boyd Master Lease, Boyd Purchaser will lease the real estate, improvements and fixtures that are associated with the Divestiture Subsidiaries and owned by Gold Merger Sub (or, in the case of the Belterra Park Real Estate, that will be sold to Gold Merger Sub in the Belterra Park real estate acquisition) and, except with respect to the Belterra Park real estate, currently leased to Pinnacle under the Pinnacle Master Lease.  The Rent Allocation Agreement also sets forth the manner in which rent will be calculated for the purposes of the Pinnacle Master Lease and Boyd Master Lease upon closing of the Divestiture Transaction.

Plainridge Real Estate Purchase Agreement.  Pursuant to the Plainridge Real Estate Purchase Agreement, Gold Merger Sub will acquire the Plainridge real estate for a purchase price of $250 million and lease it back to a tenant subsidiary of Penn pursuant to the Pinnacle Amendment for annual rent of $25 million.  The Plainridge real estate will generally be treated the same as other properties subject to the Pinnacle Master Lease, except that the rent associated with the Plainridge real estate will not be subject to escalators, resets and rent coverage ratio calculations and will not be used in the calculation of escalators, resets or rent coverage ratios for the remainder of the properties subject to the Pinnacle Master Lease.  The consummation of the Plainridge Real Estate Purchase Agreement is conditioned upon, among other matters, the consummation of the Merger.  The Plainridge Real Estate Purchase Agreement contains certain termination rights that are generally subject to cure, as well as certain representations, warranties and covenants of the parties customary for a transaction of this nature.

Belterra Park Real Estate Purchase Agreement.  Pursuant to the Belterra Park Real Estate Purchase Agreement, Gold Merger Sub will acquire the Belterra Park real estate for a purchase price of approximately $65 million (to be calculated as nine multiplied by the initial annual rent obligation of Boyd with respect to Belterra Park as of closing of the Divestiture Transaction) and Gold Merger Sub will lease back the property to Boyd Purchaser as part of the Boyd Master Lease.  The consummation of the Belterra Park real estate acquisition is conditioned upon, among other matters, the substantially simultaneous consummation of the Divestiture Transaction and the Merger.  The Belterra Park Real Estate Purchase Agreement contains certain termination rights that are generally subject to cure, as well as representations, warranties and covenants of the parties customary for a transaction of this nature. Pinnacle and the applicable Divestiture Subsidiary will become parties to the Belterra Park Real Estate Purchase Agreement by signing a joinder immediately prior to the closing.

The summaries of the Transaction Documents in this Current Report on Form 8-K are qualified by reference to the full text of the Transaction Documents, which are included as Exhibits 2.1 – 2.6, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

The Transaction Documents have been attached as exhibits to this report in order to provide investors and security holders with information regarding their terms.  They are not intended to provide any other information about Penn, Pinnacle, Boyd, GLPI or their respective subsidiaries and affiliates.  The representations, warranties and covenants contained in the Transaction Documents were made only for purposes of such agreements and as of specific dates, are solely for the benefit of the parties to the Transaction Documents, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Documents instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Penn, Pinnacle, Boyd, GLPI or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Documents, which subsequent information may or may not be fully reflected in public disclosures by Penn, Pinnacle, Boyd, GLPI or their subsidiaries or affiliates.

Item 8.01 Other Events

Financing Commitments

Penn has obtained debt financing commitments from Bank of America, N.A, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Bank USA for the purpose of financing the transactions and paying related fees and expenses as contemplated by the Merger Agreement. Pursuant to the debt financing commitments, Bank of America, N.A. and Goldman Sachs Bank USA have agreed to provide a $1.14 billion senior secured term loan B facility and a $840 million senior unsecured bridge loan facility, subject to certain customary conditions.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Penn intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Penn and Pinnacle that also constitutes a prospectus of Penn (“join proxy statement/prospectus”).  Penn and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Penn and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants

Penn and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Penn’s directors and executive officers in Penn’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017.

Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available.  Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Penn’s and Pinnacle’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to the acquisition of Pinnacle by Penn and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd and/or GLPI deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current

Reports on Form 8-K as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn and Pinnacle. Neither Penn nor Pinnacle undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Item 9.01.                                        Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Pinnacle Entertainment, Inc., Penn National Gaming, Inc. and Franchise Merger Sub, Inc., dated as of December 17, 2017*
2.2

Membership Interest Purchase Agreement by and among Boyd Gaming Corporation, Boyd TCIV, LLC, Penn National Gaming, Inc., and, solely following the execution of a joinder, Pinnacle Entertainment, Inc. and Pinnacle MLS, LLC, dated as of December 17, 2017*

2.3

Consent Agreement by and among Gaming and Leisure Properties, Inc., Gold Merger Sub, LLC, PA Meadows, LLC, WTA II, Inc., CCR Pennsylvania Racing, Inc., Penn National Gaming, Inc., PNK Development 33, LLC, Pinnacle Entertainment, Inc. and Pinnacle MLS, LLC, dated as of December 17, 2017*

2.4

Master Lease Commitment and Rent Allocation Agreement by and among Boyd Gaming Corporation, Boyd TCIV, LLC, Penn National Gaming, Inc., Gaming and Leisure Properties, Inc. and Gold Merger Sub, LLC, dated as of December 17, 2017*

2.5	Purchase Agreement by and between Plainville Gaming and Redevelopment, LLC (d/b/a Plainridge Park Casino), Penn National Gaming, Inc. and Gold Merger Sub, LLC, dated as of December 17, 2017*
2.6

Purchase Agreement by and between Penn National Gaming, Inc., Gold Merger Sub, LLC, and upon their execution and delivery of the joinder, PNK (Ohio), LLC and Pinnacle Entertainment, Inc., dated as of December 17, 2017*

*Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  Penn hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN NATIONAL GAMING, INC.

Date: December 20, 2017	By:	/s/ William J. Fair
		Name:	William J. Fair
		Title:	Executive Vice President and Chief Financial Officer